FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2004

GUCCI GROUP N.V.

Rembrandt Tower

Amstelplein 1

1096 HA Amsterdam

The Netherlands

(Exact name of registrant and address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F       ☒       Form 40-F       ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes       ☐       No       ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure:  Press Release dated April 1, 2004

APPROVED BY:
Robert Singer
Executive Vice President
and Chief Financial Officer
Gucci Group NV

GUCCI GROUP N.V. ANNOUNCES RECORD REVENUES AND PROFIT

FOR THE FOURTH QUARTER 2003

Amsterdam, The Netherlands, April 1, 2004: Gucci Group N.V. (AEX: GCCI.AS; NYSE: GUC) today announces financial results for the fourth quarter and full year 2003, ended January 31, 2004.

FOURTH QUARTER HIGHLIGHTS

Gucci Division:

•      Retail sales up 15.5% on a constant currency basis, accelerating to 17.2% growth in January;

•      Leather goods sales up 21.2% on a constant currency basis;

•      Highest ever quarterly operating profit and margin before goodwill amortization: € 167.8 million (+9.4%), 36.0% of revenues.

Yves Saint Laurent:

•      Retail sales up 44.9% on a constant currency basis;

•      Retail sales up 67.5% in Japan and 106.4% in the rest of Asia on a constant currency basis;

•      Leather goods sales up 34.7% on a constant currency basis.

Other brands:

•      Bottega Veneta retail sales up 52.5% on a constant currency basis;

•      Sergio Rossi retail sales up 29.7% on a constant currency basis;

•      Emerging brands (Alexander McQueen; Stella McCartney; Balenciaga) total revenues up 110.3%.

Gucci Group:

•      Highest ever quarterly revenues: € 741.7 million (+3.8%);

•      Highest ever quarterly operating profit before goodwill and trademark amortization and restructuring: € 148.9 million (+29.2%);

•      Operating margin before goodwill and trademark amortization and restructuring expenses up 400 basis points to 20.1%;

•      Fully diluted net income per share: € 0.96, up from € 0.93 last year.

FULL YEAR HIGHLIGHTS

Gucci Group:

•      Highest ever full year revenues: € 2,587.4 million (+1.7%);

•      Operating profit before goodwill and trademark amortization and restructuring: € 272.4 million (10.5% of revenues);

•      Fully diluted net income per share: € 1.73, compared to € 2.21 last year.

Domenico De Sole, President and Chief Executive Officer of Gucci Group N.V. said: “These are the last results announced by this management team, and I am proud that we were able to deliver such an outstanding performance.  Gucci, in particular, on the strength of consistently superb collections in all categories, achieved its highest quarterly profit margin in history (36% of revenues) and the Group as a whole achieved record quarterly revenues and operating profit.

Although Tom Ford and I and other senior managers will leave the Group in the coming month, we leave behind a strong and vibrant business built around some of the best brands, strongest management, most creative talent and committed people in the fashion industry.

Indeed, it is this talent and commitment that transformed Gucci from a failing company with revenues of $200 million and losses of $40 million eleven years ago into one of the strongest and most profitable luxury companies in the world.  A company that was worth less than $400 million in 1994 has generated more than $10 billion of value for its shareholders in less than a decade.

The public offer which commences today is the culmination and proof of our commitment to the fundamental goals of value creation for and fair and equal treatment of all shareholders.  We fought long and hard to resist a creeping take-over attempt and thereby achieve maximum return for all our shareholders.  We are proud of our accomplishments.

In closing I would like to thank all the Company’s stakeholders (our employees, investors, suppliers and the communities in which we work) for their support through the years.  But most of all I want to single out the management and employees of Gucci Group.  Our success in building Gucci Group testifies to your talent and hard work and is admired throughout the world.  It has been a privilege to work with you.  I truly believe you are the best.”

FOURTH QUARTER REVIEW

Gucci Division

Gucci Division revenues increased 5.4% to € 466.6 million from € 442.5 million.

Measured on a constant currency basis, retail sales advanced 15.5%, having increased:

•      13.5% in Europe, led by exceptional growth in the UK (+35.0%) and strong performance in Italy (+10.3%).

•      25.2% in the United States, with strong growth both on the mainland (+25.8%) and in Hawaii (+22.6%).

•      8.5% in Japan.

•      25.0% in non-Japan Asia, with outstanding growth across the region: Taiwan (+62.1%); South Korea (+33.0%); Hong Kong (+18.3%); China (+28.2%).

Wholesale sales (to franchise stores, duty-free and department and specialty stores) increased 7.2% in constant currency, notwithstanding weakness in the duty free market (down 27.9%), especially in Asia-Pacific.Based on excellent sell-out of the Fall/Winter and Cruise collections, wholesale customers have placed strong re-orders for the Spring/Summer collection as well as robust orders for the Fall/Winter 2004 collection, which should significantly enhance wholesale sales growth starting in July.

Gucci’s core product categories enjoyed excellent growth, with retail sales of leather goods and shoes up 21.2% and 13.2%, respectively, in constant currency.  Watch wholesale sales advanced 5.0% in constant currency, continuing the improving trend begun in the third quarter.  Gucci Timepieces will launch several new iconic models throughout 2004, beginning at the Basel Fair this month, that are expected to significantly enhance sales starting late in the second quarter.  Sales of jewelry advanced at a double digit pace in constant currency, driven by outstanding new product, as well as the success of stand alone jewelry stores which have recently been opened in Rome, Florence and Beverly Hills.

Thanks to an excellent level of full-price sell through and notwithstanding the negative impact of an adverse foreign exchange environment, mitigated by hedging, Gucci maintained a high level of gross margin, 71.6% compared to 71.8% in 2002.

Management contained operating expenses to 35.4% of revenues ( € 165.3 million), compared to 37.2% ( € 164.4 million), notwithstanding an increase in store expenses, linked to recent store openings, and significant communication spend, € 19.5 million in the fourth quarter of 2003.

The strong gross margin, in combination with the relative decline in operating expenses, drove the operating margin before goodwill amortization to 36.0% ( € 167.8 million) from 34.7% (€ 153.4 million), the highest profit and margin the Gucci Division has ever achieved in a single quarter.

Yves Saint Laurent

Retail sales increased 44.9% in constant currency, driven by exceptionally strong performance outside Europe – the United States (+45.3%); Japan (+67.5%); non-Japan Asia (+106.4%) - where Yves Saint Laurent continues to establish greater brand authority, particularly in accessories.  In Europe, which accounts for approximately one half of total directly operated store sales, retail sales increased 27.0% in constant currency, notwithstanding continued difficult trading in France.

Sales of leather goods, driven principally by the success of the Saint Tropez handbag and the Mala Mala line, and shoes advanced 34.7% and 20.0%, respectively, on a constant currency basis. Together, these two product categories represented 45.4% of revenues, compared to 38.5% in fourth quarter 2002.

The operating loss before goodwill and trademark amortization and restructuring was € 15.5 million, an improvement from the € 20.7 million of third quarter 2003.

YSL Beauté

YSL Beauté sales were flat (-0.2%) on a constant currency basis, primarily owing to weak sales through Christmas due to the absence of any perfume launch and aggressive media advertising by competitors.  Constant currency sales grew 7.1% in January, and this positive trend continued into February and March when constant currency sales grew 5.0%.

Sales of Yves Saint Laurent make-up and skincare advanced, respectively, 9.6% and 25.2% on a constant currency basis as the brand continued its healthy growth in these product categories, driven both by strong product collections and continuously improving positioning in key points of sale such as department store counter corners.

YSL Beauté’s operating profit before goodwill and trademark amortization and restructuring declined to € 11.2 million (7.2% margin) from € 14.2 million (8.8% margin), due mainly to negative operating leverage from lower sales.

Other Operations

Collectively, the other operations generated revenues of € 96.0 million, a significant increase from fourth quarter 2002 revenues, € 80.7 million.  This strong growth, coupled with management’s aggressive cost cutting drive, reduced dramatically the operating loss before goodwill and trademark amortization and restructuring, to € 12.5 million from € 31.5 million.

•      Bottega Veneta achieved constant currency retail sales growth of 52.5%, with outstanding performance across all regions: the United States (+65.3%), non-Japan Asia (+121.8%); Japan (+40.0%); Europe (+35.3%).

•      A commercially powerful Cruise collection at Sergio Rossi drove retail sales, up 29.7% in constant currency, which included 60.3% and 52.6% growth in the United States and Japan, respectively.

•      Outstanding revenue increases at the emerging brands - Stella McCartney (+193.2%); Alexander McQueen (+92.4%) and Balenciaga (+85.9%) – owed to strong growth in both retail and wholesale sales, which in turn contributed to significantly lower operating losses at each brand.

•      Boucheron, pursuing its strategy to focus on its key European markets and Japan and to broaden its product offering, significantly reduced losses in the quarter.

•      Bédat & Co. achieved revenue growth of 41.2%, thanks mainly to strong performance in the United States.

Operating Expenses

Total operating expenses declined 4.1%, demonstrating the Group’s great discipline and cost control.

Restructuring Expenses

Total restructuring expenses of € 10.0 million includes principally accruals for the cost of planned store closings.

Goodwill and Trademark Amortization

Goodwill and trademark amortization was € 35.0 million ( € 29.0 million, net of tax), compared to € 34.1 million (€ 26.0 million, net of tax).  For full year 2003 goodwill and trademark amortization was € 125.6 million (€ 101.2 million, net of tax), compared to € 126.4 million (€ 101.3 million, net of tax).

Financial Income

Due to a net financial debt position in the quarter and the annualized yield of 2.16% on cash and cash equivalents under management, net financial expenses were € 0.9 million.

Net Financial Indebtedness

Net financial indebtedness declined to € 62.2 million as of January 31, 2004 from € 274.1 million as of October 31, 2003, primarily due to strong cash flow from operations, particularly in the Gucci Division.

Net Income per Share

Fully diluted net income per share was € 0.96 for the fourth quarter (€ 0.93 in fourth quarter 2002) and € 1.73 for the full year (€ 2.21 in 2002).

Gucci Group N.V. is one of the world’s leading multi-brand luxury goods companies.  Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores.  The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

Under the safe harbor provisions to the U.S. Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements or projections made by the Company, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected.  Factors that may affect the Company’s operations are discussed in the Company’s Annual Report on Form 20-F for 2002, as amended, filed with the U.S. Securities and Exchange Commission.

For media inquiries:	For investors / analysts inquiries:
Tomaso Galli	Cedric Magnelia / Enza Dominijanni
Director of Corporate Communications	Directors of Investor Relations
Gucci Group N.V.	Gucci Group N.V.
+31 20 462 1700	+31 20 462 1700
+39 02 8800 5555	+39 055 7592 2456

For additional information please visit www.guccigroup.com

(Tables to Follow)

GUCCI GROUP: REVENUES

€ Million	4th Quarter 2003	4th Quarter 2002	% Increase (Decrease)
Gucci Division	466.6	442.5	5.4%
Yves Saint Laurent	42.7	41.7	2.5%
YSL Beauté	155.6	161.3	(3.5)%
Other Operations	96.0	80.7	19.0%
Interdivisional	(19.2)	(11.4)	N/m
Total	741.7	714.8	3.8%

GUCCI GROUP: OPERATING PROFIT (LOSS) BEFORE GOODWILL AND TRADEMARK AMORTIZATION AND RESTRUCTURING EXPENSES

€ Million	4th Quarter 2003	4th Quarter 2002	% Increase (Decrease)
Gucci Division	168.5	153.4	9.9%
Yves Saint Laurent	(15.5)	(13.6)	N/m
YSL Beauté	11.2	14.2	(21.2)%
Other Operations	(12.5)	(31.5)	N/m
Corporate Expenses	(2.6)	(7.0)	N/m
Interdivisional	(0.2)	(0.2)	N/m
Total	148.9	115.3	29.2%

GUCCI GROUP: RECONCILIATION OF OPERATING PROFIT (LOSS) BEFORE GOODWILL AND TRADEMARK AMORTIZATION AND RESTRUCTURING TO OPERATING PROFIT (LOSS)

€ Million	Operating Profit (Loss) before Restructuring and Goodwill and Trademark Amortization	Restructuring expenses	Goodwill and Trademark Amortization	Operating Profit (Loss)
4th Quarter 2003
Gucci Division	168.5	0.7	3.2	164.6
Yves Saint Laurent	(15.5)	1.8	10.8	(28.1)
YSL Beauté	11.2	1.3	10.2	(0.3)
Other Operations	(12.5)	5.9	10.8	(29.2)
Corporate Expenses	(2.6)	0.3	0.0	(2.9)
Interdivisional	(0.2)	0.0	0.0	(0.2)
Total	148.9	10.0	35.0	103.9
4th Quarter 2002
Gucci Division	153.4	0.0	4.0	149.4
Yves Saint Laurent	(13.6)	0.0	5.8	(19.4)
YSL Beauté	14.2	1.1	10.2	2.9
Other Operations	(31.5)	(0.4)	14.1	(45.2)
Corporate Expenses	(7.0)	0.0	0.0	(7.0)
Interdivisional	(0.2)	0.0	0.0	(0.2)
Total	115.3	0.7	34.1	80.5

GUCCI GROUP: REVENUES

€ Million	4th Quarter 2003	4th Quarter 2002	% Increase (Decrease)
Directly-operated Stores	342.9	317.9	7.8%
Wholesale Distribution*	68.2	70.4	(3.2)%
Timepieces and Jewelry Distribution	44.6	42.6	4.8%
Royalties	10.5	11.4	(8.0)%
Interdivisional	0.4	0.2	N/m
Total	466.6	442.5	5.4%
Leather goods	243.8	221.7	10.0%
Shoes	49.0	49.3	(0.5)%
Ready-To-Wear	61.6	59.9	2.7%
Watches	47.2	46.5	1.6%
Jewelry	34.0	33.2	2.5%
Other	20.1	20.3	(0.1)%
Royalties	10.5	11.4	(8.0)%
Interdivisional	0.4	0.2	N/m
Total	466.6	442.5	5.4%
Europe	143.4	130.6	9.8%
United States	103.1	90.5	13.9%
Japan	136.9	134.0	2.2%
Rest of Asia	74.1	77.7	(4.5)%
Rest of World	8.7	9.5	(9.9)%
Interdivisional	0.4	0.2	N/m
Total	466.6	442.5	5.4%

(*) Franchise Stores, Duty-Free and Department and Specialty Stores

GUCCI GROUP: REVENUES

€ Million	Full Year 2003	Full Year 2002	% Increase (Decrease)
Gucci Division	1,522.4	1,536.8	(0.9)%
Yves Saint Laurent	154.2	146.4	5.4%
YSL Beauté	614.7	599.0	2.6%
Other Operations	348.3	299.5	16.3%
Interdivisional	(52.2)	(37.4)	N/m
Total	2,587.4	2,544.3	1.7%

GUCCI GROUP: OPERATING PROFIT (LOSS) BEFORE GOODWILL AND TRADEMARK AMORTIZATION AND RESTRUCTURING EXPENSES

€ Million	Full Year 2003	Full Year 2002	% Increase (Decrease)
Gucci Division	421.9	447.8	(5.8)%
Yves Saint Laurent	(76.4)	(64.8)	N/m
YSL Beauté	20.9	41.2	(49.2)%
Other Operations	(62.6)	(80.9)	N/m
Corporate Expenses	(31.0)	(33.9)	N/m
Interdivisional	(0.4)	(0.4)	N/m
Total	272.4	309.0	(11.9)%

GUCCI GROUP: RECONCILIATION OF OPERATING PROFIT (LOSS) BEFORE GOODWILL AND TRADEMARK AMORTIZATION AND RESTRUCTURING TO OPERATING PROFIT (LOSS)

€ Million	Operating Profit (Loss) before Restructuring and Goodwill and Trademark Amortization	Restructuring expenses	Goodwill and Trademark Amortization	Operating Profit (Loss)
Full Year 2003
Gucci Division	421.9	3.0	12.9	406.0
Yves Saint Laurent	(76.4)	4.6	28.1	(109.1)
YSL Beauté	20.9	2.8	41.1	(23.0)
Other Operations	(62.6)	16.3	43.5	(122.4)
Corporate Expenses	(31.0)	0.3	0.0	(31.3)
Interdivisional	(0.4)	0.0	0.0	(0.4)
Total	272.4	27.0	125.6	119.8
Full Year 2002
Gucci Division	447.8	0.0	16.7	431.1
Yves Saint Laurent	(64.8)	0.0	23.1	(87.9)
YSL Beauté	41.2	3.1	41.1	(3.0)
Other Operations	(80.9)	0.1	45.5	(126.5)
Corporate Expenses	(33.9)	0.0	0.0	(33.9)
Interdivisional	(0.4)	0.0	0.0	(0.4)
Total	309.0	3.2	126.4	179.4

GUCCI GROUP: REVENUES

€ Million	Full Year 2003	Full Year 2002	% Increase (Decrease)
Directly-operated Stores	1,070.4	1,067.2	0.3%
Wholesale Distribution*	242.5	247.7	(2.2)%
Timepieces and Jewelry Distribution	166.0	174.0	(4.6)%
Royalties	41.7	47.6	(12.4)%
Interdivisional	1.8	0.3	N/m
Total	1,522.4	1,536.8	(0.9)%
Leather goods	745.4	741.5	0.5%
Shoes	183.6	180.5	1.7%
Ready-To-Wear	214.6	217.0	(1.1)%
Watches	170.1	186.2	(8.7)%
Jewelry	104.5	97.1	7.6%
Other	60.7	66.6	(8.8)%
Royalties	41.7	47.6	(12.4)%
Interdivisional	1.8	0.3	N/m
Total	1,522.4	1,536.8	(0.9)%
Europe	496.4	501.6	(1.0)%
United States	334.5	321.7	4.0%
Japan	416.2	408.3	1.9%
Rest of Asia	241.4	266.9	(9.5)%
Rest of World	32.1	38.0	(15.7)%
Interdivisional	1.8	0.3	N/m
Total	1,522.4	1,536.8	(0.9)%

(*) Franchise Stores, Duty-Free and Department and Specialty Stores

GUCCI GROUP: SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME

(In millions of Euro, except per share and share amounts)

	4th Quarter 2003	4th Quarter 2002	Full Year 2003	Full Year 2002
Net Revenues	741.7	714.8	2,587.4	2,544.3
Gross Profit	508.7	490.6	1,735.4	1,742.3
Selling, General and Administrative expenses	359.8	375.3	1,463.0	1,433.3
Restructuring expenses	10.0	0.7	27.0	3.2
Goodwill and trademark Amortization	35.0	34.1	125.6	126.4
Operating profit	103.9	80.5	119.8	179.4
Financial income (expenses), net	(0.9)	11.9	11.9	62.7

Other income (expenses), net	1.3	1.9	13.7	(1.1)
Pre-tax income	104.3	94.3	145.4	241.0
Taxation	4.6	1.9	(22.1)	19.3
Minority interests	2.4	(3.0)	(6.8)	(5.1)
Net income	97.3	95.4	174.2	226.8

Net income per share-basic	0.97	0.94	1.75	2.24
Net income per share-diluted	0.96	0.93	1.73	2.21
Weighted number of shares outstanding – basic	—	—	99,518,957	101,060,751
Weighted number of shares outstanding – diluted	—	—	100,697,227	102,422,918

CALCULATION OF NET FINANCIAL INDEBTEDNESS

(In millions of Euro)

	January 31, 2004	October 31, 2003	January 31, 2003
Cash and cash equivalents	(1,468.7)	(1,351.4)	(2,934.6)
Financial receivables expiring within 12 months	(199.6)	—	—
Long-term financial assets	(11.5)	(252.7)	(262.4)
Bank overdrafts and short-term loans	423.7	525.9	630.5
Long-term financial payables	1,318.3	1,352.3	1,202.4
Net Financial Indebtedness (Asset)	62.2	274.1	(1,364.1)

GUCCI GROUP: SUMMARIZED CONSOLIDATED BALANCE SHEETS

(In millions of Euro)

	January 31, 2004	January 31, 2003
Assets
Current Assets
Cash and cash equivalents	1,468.7	2,934.6
Financial receivables expiring within twelve months	199.6	—
Trade receivables, net	352.5	331.8
Inventories, net	495.7	472.0
Current value of hedge derivatives	70.8	110.6
VAT reimbursement receivable	127.7	149.0
Other current assets	148.7	177.2
Total current assets	2,863.7	4,175.2

Non-current assets
Property, plant and equipment, net	941.3	912.5
Goodwill, trademarks, other intangible assets and deferred charges, net	1,976.3	2,110.0
Long-term financial assets	11.5	262.4
Deferred tax assets	286.7	263.7
Other non-current assets	93.5	56.8
Total non-current assets	3,309.3	3,605.4
Total assets	6,173.0	7,780.6

Liabilities and shareholders’ equity
Current liabilities
Bank overdrafts and short-term loans	423.7	630.5
Trade payables and accrued expenses	473.2	478.5
Other current liabilities	183.1	263.3
Total current liabilities	1,080.0	1,372.3

Non-current liabilities
Long-term financial payables	1,318.3	1,202.4
Long-term tax payable and deferred tax liabilities	339.2	380.9
Other non-current liabilities	80.3	89.0
Total non-current liabilities	1,737.8	1,672.3
Total liabilities	2,817.8	3,044.6

Minority interests	41.7	64.6
Shareholders’ equity	3,313.5	4,671.4
Total liabilities and shareholders’ equity	6,173.0	7,780.6

#  #  #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUCCI GROUP N.V.

Date: 2 April 2004	By:	/s/ Robert S. Singer
		Name:	Robert S. Singer
		Title:	Chief Financial Officer